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                                                                    EXHIBIT 12.1


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Mellon Bank Corporation (parent Corporation) (a)

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                                                                      Three months ended                      Nine months ended
                                                                         September 30,                           September 30,
(dollar amounts in thousands)                                        1997             1996                  1997              1996
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
Income before income taxes and equity in
 undistributed net income (loss) of subsidiaries                 $173,207        $  87,277              $224,735          $266,816
Fixed charges: interest expense, one-third of
 rental expense net of income from subleases,
 trust-preferred securities expense and
 amortization of debt issuance costs                               44,193           25,960               131,627            75,510
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       Total earnings (as defined)                               $217,400         $113,237              $356,362          $342,326
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Preferred stock dividend requirements (b)                        $  6,432         $ 15,474              $ 26,281          $ 46,417
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Ratio of earnings (as defined) to fixed charges                      4.92             4.36                  2.71              4.53
Ratio of earnings (as defined) to combined fixed
 charges and preferred stock dividends                               4.29             2.73                  2.26              2.81
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


(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue Capital Securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.


(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends.

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